

May 5, 2010

Mr. Tucker Franciscus
Interim Chief Financial Officer
Petroflow Energy Ltd.
1401 17th Street, Suite 310
Denver, Colorado 80202

> **Re:** **Petroflow Energy Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 28, 2009**
> **Response letter dated March 18, 2010**
> **File No. 1-34100**

Dear Mr. Franciscus:

　　We have reviewed your filings and response letter dated March 18, 2010 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2008

Exhibit 99.2 Management's Discussion and Analysis

Liquidity and Capital Resources, page 14

1.　　Send us, as supplemental information, a schedule which separately shows your proved developed and undeveloped reserves by property, using constant prices and costs, as of December 31, 2008 and 2009. Please include an explanation of material changes from period to period.

2.　　We note your response to prior comment three from our letter dated September 10, 2009, and continue to question your basis for including proved undeveloped reserves in your ceiling test calculations for periods subsequent to December 31, 2008. In addition to the disclosure regarding your ability to continue as a going concern, we note that you suspended drilling efforts during 2009. Also, based on your statements of cash flows for the quarters ended June 30, and September 30, 2009, you appear to have conducted very little in the way of development activity during those periods. Given these factors, and in view of the uncertainty surrounding the availability, amount and timing of funds necessary to conduct future development activities, it is not clear to us why you believe your proved undeveloped meet the appropriate level of certainty under the relevant Canadian or US guidance. In this regard, please note that, while it may have been appropriate to continue to prepare your financial statements on a going concern basis, the certainty threshold necessary to support that presentation is different, and lower, than the threshold necessary to support a claim of proved reserves.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director